FOR IMMEDIATE RELEASE	June 23, 2026

Micromem Technologies Inc. Update on Wearable Sensing Platform for Defence and
Security Application Evaluation

Toronto, Ontario and New York, New York, June 23, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM) (OTCQB: MMTIF) is pleased to provide an update following recent meetings with representatives of the Department of National Defence ("DND").

The Company has now completed its initial cost analysis and engineering review of the wearable unit prototype. Micromem is pleased to report that the current design has achieved the targeted cost objectives established for the program while maintaining the required functionality and performance specifications.  The criteria established contemplate a device that weighs less than 250 grams, with an anticipated cost of under $1000 CAD per unit.

The wearable unit meets the required weight threshold, providing a lightweight and practical solution suitable for extended field deployment.  We anticipate that the DND opportunity provides for an initial annual order of approximately 5,000 units.  In addition, the Company will be submitting the design to foreign militaries later this year.

Micromem now intends to proceed with the next stage of development and construction of the wearable device platform for demonstration purposes.

The Company believes the technology can support a broad range of military, security, and first-responder applications providing real-time sensing and monitoring capabilities in challenging operating environments.

Achieving target cost parameters while maintaining a lightweight design represents an important milestone for the program.  Micromem is encouraged by the progress made to date, including the work performed by the engineering staff that it has hired for this project.  The Company looks forward to advancing the wearable platform through the next phase of development.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF) (CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement.

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  OTCQB - Symbol: MMTIF and CSE - Symbol: MRM

Shares issued: 649,099,645

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com